Filed Pursuant to Rule 424(b)(5)
                                               Registration Nos.  333-75193
                                                                  333-75193-01
                                                                  333-75193-02


PROSPECTUS SUPPLEMENT                                   RATINGS:

(TO PROSPECTUS DATED APRIL 15, 1999)                    STANDARD & POOR'S: "AAA"
                                                        MOODY'S: "AAA"
                                                        (SEE "RATINGS" HEREIN)

                                  $100,000,000

                                   (GPC LOGO)

         SERIES H 6.70% SENIOR INSURED QUARTERLY NOTES (IQ NOTES(SM)*)
                               DUE MARCH 1, 2011
                          ---------------------------
     The Series H Senior Notes bear interest at the rate of 6.70% per year. Interest on the Series H Senior Notes is payable quarterly on March 1, June 1, September 1 and December 1 of each year, beginning June 1, 2001. The Series H Senior Notes will mature on March 1, 2011. The Senior H Senior Notes are redeemable by Georgia Power Company on or after March 1, 2004. The Series H Senior Notes do not have the benefit of any sinking fund.

     The Series H Senior Notes are unsecured and rank equally with all of Georgia Power Company's other unsecured indebtedness and will be effectively subordinated to all secured debt of Georgia Power Company. The Series H Senior Notes will be issued only in registered form in denominations of $1,000 and any integral multiple thereof.

     Payments of principal and interest on the Series H Senior Notes when due will be insured by a financial guarantee insurance policy to be issued by Ambac Assurance Corporation.

                                  (AMBAC LOGO)

     The underwriters propose to offer the Series H Senior Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriters have agreed to purchase the Series H Senior Notes from the Company at 97.90% of their principal amount ($97,900,000 aggregate proceeds to the Company before expenses), subject to the terms and conditions in the Underwriting Agreement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     It is expected that the Series H Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about February 23, 2001.
---------------

* IQ Notes is a service mark of Edward D. Jones & Co., L.P.

                          ---------------------------

EDWARD D. JONES & CO., L.P.
                        A.G. EDWARDS & SONS, INC.
                                             PRUDENTIAL SECURITIES INCORPORATED

                          ---------------------------

          The date of this prospectus supplement is February 16, 2001.

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and accompanying prospectus is an offer to sell only the Series H Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this prospectus supplement and accompanying prospectus is current only as of its date.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                       PROSPECTUS SUPPLEMENT
The Company.................................................    S-3
Selected Financial Information..............................    S-3
Recent Results of Operations................................    S-3
Use of Proceeds.............................................    S-4
Description of the Series H Senior Notes....................    S-4
The Policy and the Insurer..................................    S-7
Ratings.....................................................    S-9
Experts.....................................................    S-9
Underwriting................................................   S-10
Appendix A -- Form of Policy................................    A-1

                            PROSPECTUS
About This Prospectus.......................................      2
Available Information.......................................      2
Incorporation of Certain Documents by Reference.............      2
Selected Information........................................      4
Georgia Power Company.......................................      4
The Trusts..................................................      5
Accounting Treatment of Trusts..............................      5
Use of Proceeds.............................................      5
Description of the Senior Notes.............................      6
Description of the Junior Subordinated Notes................      9
Description of the Preferred Securities.....................     15
Description of the Guarantees...............................     15
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................     17
Plan of Distribution........................................     19
Legal Matters...............................................     19
Experts.....................................................     20

                                  THE COMPANY

     Georgia Power Company (the "Company") is a corporation organized under the laws of the State of Georgia on June 26, 1930. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly owned subsidiary of The Southern Company ("Southern").

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 57,200 square mile service area comprising most of the State of Georgia.

                         SELECTED FINANCIAL INFORMATION

     The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing herein, in the accompanying Prospectus or in the documents incorporated herein by reference.

                                                              YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------
                                               1995     1996     1997     1998     1999       2000
                                              ------   ------   ------   ------   ------   -----------
                                                             (MILLIONS, EXCEPT RATIOS)     (UNAUDITED)
Operating Revenues..........................  $4,405   $4,417   $4,386   $4,738   $4,457     $4,871
Earnings Before Interest and Income Taxes...   1,403    1,291    1,273    1,245    1,155      1,189
Net Income After Dividends on Preferred
  Stock.....................................     609      580      594      570      541        559
Ratio of Earnings to Fixed Charges(1).......    4.51     4.99     4.66     4.49     4.26       4.14

                                                                    CAPITALIZATION
                                                               AS OF SEPTEMBER 30, 2000
                                                              --------------------------
                                                              ACTUAL     AS ADJUSTED(2)
                                                              -------   ----------------
                                                                  (MILLIONS, EXCEPT
                                                                     PERCENTAGES)
Common Stock Equity.........................................  $4,320    $4,353     51.5%
Cumulative Preferred Stock..................................      15        15      0.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiaries Substantially All of Whose
  Assets are Junior Subordinated Debentures or Notes........     789       789      9.3
Senior Notes................................................     895     1,345     15.9
Other Long-Term Debt........................................   2,147     1,947     23.1
                                                              ------    ------    -----
          Total, excluding amounts due within one year of
            $399 million....................................  $8,166    $8,449    100.0%
                                                              ======    ======    =====

---------------

(1) This ratio is computed as follows: (i) "Earnings" have been calculated by adding to "Earnings Before Interest and Income Taxes" the debt portion of allowance for funds used during construction; and (ii) "Fixed Charges" consist of "Net Interest Charges" plus the debt portion of allowance for funds used during construction.
(2) Reflects (i) the receipt in December 2000 of $33,000,000 in capital contributions from Southern; (ii) the proposed redemption in February 2001 of $200,000,000 principal amount of First Mortgage Bonds, 6 5/8% Series due April 1, 2003; (iii) the issuance in February 2001 of $200,000,000 aggregate principal amount of Series F 5.75% Senior Notes due January 31, 2003 and $150,000,000 aggregate principal amount of Series G 6.20% Senior Notes due February 1, 2006; and (iv) the proposed issuance of the Series H Senior Notes offered hereby.

                            RECENT RESULTS OF OPERATIONS

     For the year ended December 31, 2000, the unaudited amounts for "Operating Revenues," "Earnings Before Interest and Income Taxes" and "Net Income After Dividends on Preferred Stock" were $4,871,000,000, $1,189,000,000 and $559,000,000, respectively. In the opinion of the management of the

Company, the above unaudited amounts for the year ended December 31, 2000 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 2000 was 4.14.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series H Senior Notes will be used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $355,800,000 as of February 15, 2001.

                    DESCRIPTION OF THE SERIES H SENIOR NOTES

     Set forth below is a description of the specific terms of the Series H 6.70% Senior Insured Quarterly Notes due March 1, 2011 (the "Series H Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998, as supplemented (the "Senior Note Indenture"), between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series H Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series H Senior Notes will be limited in aggregate principal amount to $100,000,000.

     The entire principal amount of the Series H Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on March 1, 2011. The Series H Senior Notes are not subject to any sinking fund provision. The Series H Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

INTEREST

     Each Series H Senior Note shall bear interest at the rate of 6.70% per annum (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each, an "Interest Payment Date") to the person in whose name such Series H Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is June 1, 2001. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series H Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

SPECIAL INSURANCE PROVISIONS OF THE SENIOR NOTE INDENTURE

     Subject to the provisions of the Senior Note Indenture, so long as the Insurer is not in default under the Policy (each as defined herein), the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series H Senior Notes upon the occurrence and continuation of an Event of Default (as defined in the Senior Note Indenture).

RANKING

     The Series H Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series H Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage
                                       S-4
bonds, aggregating approximately $857,000,000 outstanding at September 30, 2000. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series H Senior Notes, in whole or in part, without premium, from time to time, on or after March 1, 2004, upon not less than 30 nor more than 60 days' notice, at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption (the "Redemption Date").

     If notice of redemption is given as aforesaid, the Series H Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series H Senior Notes shall cease to bear interest. If any Series H Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series H Senior Notes by tender, in the open market or by private agreement.

EVENTS OF DEFAULT

     In addition to the Events of Default described under "Description of the Senior Notes" in the accompanying Prospectus, the occurrence and continuance of an event of default under the Insurance Agreement (as defined under "The Policy and the Insurer") shall also constitute an Event of Default with respect to the Series H Senior Notes. An event of default under the Insurance Agreement includes a default by the Company on certain payment obligations thereunder, failure by the Company in the observance of certain representations and covenants thereunder and certain bankruptcy events of the Company.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series H Senior Notes. The Series H Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series H Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series H Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. (the "NYSE"), the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

     Purchases of Series H Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series H Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series H Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series H Senior Notes. Transfers of ownership interests in the Series H Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series H Senior Notes, except in the event that use of the book-entry system for the Series H Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series H Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series H Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series H Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series H Senior Notes in accordance with its procedures.

     Although voting with respect to the Series H Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series H Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series H Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series H Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series H Senior Note will not be entitled to receive physical delivery of Series H Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series H Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series H Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series H Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series H Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series H Senior Notes. In that event, certificates for the Series H Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                           THE POLICY AND THE INSURER

     The information set forth in this section has been provided by Ambac Assurance Corporation (the "Insurer"). No representation is made by the Company or the Underwriters as to the accuracy or completeness of any such information.

THE POLICY

     The Insurer and the Company will enter into an insurance agreement (the "Insurance Agreement") pursuant to which the Insurer will issue a financial guaranty insurance policy relating to the Series H Senior Notes (the "Policy"), the form of which is attached to this Prospectus Supplement as Appendix A. The following summary of the terms of the Policy does not purport to be complete and is qualified in its entirety by reference to the Policy.

     The Insurer has made a commitment to issue the Policy effective as of the date of issuance of the Series H Senior Notes. Under the terms of the Policy, the Insurer will pay to The Bank of New York in New York, New York, or any successor thereto (the "Insurance Trustee") that portion of the principal of and interest on the Series H Senior Notes which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as such terms are defined in the Policy) by the Company. The Insurer will make such payments to the Insurance Trustee on the later of the date on which such principal and interest becomes Due for Payment or within one business day following the date on which the Insurer shall have received notice of Nonpayment from the Senior Note Indenture Trustee. The insurance will extend for the term of the Series H Senior Notes and, once issued, cannot be canceled by the Insurer.

     The Policy will insure payment only on the stated maturity date, in the case of principal, and on Interest Payment Dates, in the case of interest. In the event of any acceleration of the principal of the Series H Senior Notes, the insured payments will be made at such times and in such amounts as would have been made had there not been an acceleration.

     In the event the Senior Note Indenture Trustee has notice that any payment of principal of or interest on a Series H Senior Note which has become Due for Payment and which is made to a holder by or on behalf of the Company has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available.

     The Policy does NOT insure any risk other than Nonpayment, as defined in the Policy. Specifically, the Policy does NOT cover:

        1. payment on acceleration, as a result of a call for redemption or as a result of any other advancement of maturity.

        2. payment of any redemption, prepayment or acceleration premium.

        3. nonpayment of principal or interest caused by the insolvency or negligence of the Senior Note Indenture Trustee.

     If it becomes necessary to call upon the Policy, payment of principal requires surrender of Series H Senior Notes to the Insurance Trustee together with an appropriate instrument of assignment so as to permit ownership of such Series H Senior Notes to be registered in the name of the Insurer to the extent of the payment under the Policy. Payment of interest pursuant to the Policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to the Insurer.

     Upon payment of the insurance benefits and to the extent the Insurer makes payments of principal of or interest on the Series H Senior Notes, the Insurer will become the owner of the Series H Senior Note or the right to payment of principal or interest on such Series H Senior Note and will be fully subrogated to the surrendering holder's rights to payment.

THE INSURER

     The Insurer is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,259,000,000 (unaudited) and statutory capital of approximately $2,633,000,000 (unaudited) as of September 30, 2000. Statutory capital consists of the Insurer's policyholders' surplus and statutory contingency reserve. Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies ("S&P"), Moody's Investors Service, Inc. ("Moody's") and Fitch, Inc. have each assigned a triple-A financial strength rating to the Insurer.

     The Insurer has obtained a ruling from the Internal Revenue Service to the effect that the insuring of an obligation by the Insurer will not affect the treatment for federal income tax purposes of interest on such obligation and that insurance proceeds representing maturing interest paid by the Insurer under policy provisions substantially identical to those contained in the Policy shall be treated for federal income tax purposes in the same manner as if such payments were made by the Company of the Series H Senior Notes.

     The Insurer makes no representation regarding the Series H Senior Notes or the advisability of investing in the Series H Senior Notes and makes no representation regarding, nor has it participated in the preparation of, the Prospectus Supplement other than the information supplied by the Insurer and presented under the heading "The Policy and the Insurer" and in the financial statements incorporated herein by reference.

     Available Information. The parent company of the Insurer, Ambac Financial Group, Inc. ("Ambac Financial"), is subject to the informational requirements of the 1934 Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the aforementioned material may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Ambac Financial's Common Stock is listed on the NYSE.

     Copies of the Insurer's financial statements prepared in accordance with statutory accounting standards are available from the Insurer. The address of the Insurer's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

     Incorporation of Certain Documents by Reference. The following documents filed by Ambac Financial with the Commission (File No. 1-10777) are incorporated by reference in this Prospectus Supplement:

          (1) Ambac Financial's Current Report on Form 8-K dated January 26, 2000 and filed on January 27, 2000;

          (2) Ambac Financial's Current Report on Form 8-K dated March 13, 2000 and filed on March 13, 2000;

          (3) Ambac Financial's Current Report on Form 8-K dated March 21, 2000 and filed on March 22, 2000;

          (4) Ambac Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and filed on March 30, 2000;

          (5) Ambac Financial's Quarterly Report on Form 10-Q for the fiscal quarterly period ended March 31, 2000 and filed on May 12, 2000;

          (6) Ambac Financial's Quarterly Report on Form 10-Q for the fiscal quarterly period ended June 30, 2000 and filed on August 11, 2000;

          (7) Ambac Financial's Quarterly Report on Form 10-Q for the fiscal quarterly period ended September 30, 2000 and filed on November 13, 2000; and

          (8) Ambac Financial's Current Report on Form 8-K dated January 24, 2001 and filed on January 24, 2001.

     All documents subsequently filed by Ambac Financial pursuant to the requirements of the 1934 Act after the date of this Prospectus Supplement will be available for inspection in the same manner as described above in "Available Information."

                                    RATINGS

     It is anticipated that S&P and Moody's will assign the Series H Senior Notes the ratings of "AAA" and "Aaa", respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series H Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series H Senior Notes. Such ratings reflect only the views of such ratings agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses:
Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series H Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series H Senior Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the Company's unaudited interim financial information for the quarters ended March 31, 2000 and 1999, June 30, 2000 and 1999 and September 30, 2000 and 1999,
included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, respectively, and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate reports thereon state that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of
Section 11 of the Securities Act of 1933, as amended (the "1933 Act"), for their reports on the unaudited interim financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property," and relating to the Company under "Item 1 -- Business -- Regulation," "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition," have been reviewed by Troutman Sanders LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

     The consolidated financial statements of the Insurer, Ambac Assurance Corporation, as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase the principal amount of the Series H Senior Notes set forth opposite its name below:

                                                                 PRINCIPAL
                                                                 AMOUNT OF
                                                              SERIES H SENIOR
NAME                                                               NOTES
----                                                          ---------------
Edward D. Jones & Co., L.P..................................   $ 50,000,000
A.G. Edwards & Sons, Inc....................................     25,000,000
Prudential Securities Incorporated..........................     25,000,000
                                                               ------------
         Total..............................................   $100,000,000
                                                               ============

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series H Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series H Senior Notes if any are taken.

    The Underwriters propose to offer the Series H Senior Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The Underwriters may allow, and certain securities dealers may reallow, a concession not in excess of $1.50 per Series H Senior Note to certain brokers and dealers. In connection with the sale of the Series H Senior Notes, the Underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts.

    Prior to this offering, there has been no public market for the Series H Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series H Senior Notes. The Underwriters will have no obligation to make a market in the Series H Senior Notes, however, and may cease market making activities, if commenced, at any time.

    The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series H Senior Notes, any security convertible into or exchangeable into or exercisable for Series H Senior Notes or any debt securities substantially similar to the Series H Senior Notes (except for the Series H Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of the Underwriters.

    The Company estimates that it will incur offering expenses of approximately $800,000, which includes the initial premium for the Policy.

    In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Series H Senior Notes at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, purchasing Series H Senior Notes to cover syndicate short positions and imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. Covering a syndicate short position means placing a bid or effecting a purchase of a security on behalf of the underwriting syndicate to reduce a short position created in connection with the offering. Imposing a penalty bid means purchasing a security in the open market to reduce the underwriting syndicate's short position or to stabilize the price of the security and in connection therewith reclaiming the amount of the selling concession from the underwriters and selling group members who sold such securities as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither the Company nor any of the Underwriters makes any representation or prediction as the direction or magnitude of any effect that the transactions described above may have on the price of the Series H Senior Notes. In addition, neither the Company nor any of the Underwriters makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act.

    The Underwriters and their affiliates engage in transactions with and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                          APPENDIX A -- FORM OF POLICY

Ambac                                       Ambac Assurance Corporation
Financial Guaranty Insurance Policy         One State Street Plaza, 15th Floor
                                            New York, New York 10004
                                            Telephone: (212) 668-0340


Obligor:                                          Policy Number:



Obligations:                                      Premium:



Ambac Assurance Corporation (Ambac), a Wisconsin stock insurance corporation, in consideration of the premium and subject to the terms of this Policy, hereby agrees to pay to The Bank of New York, as trustee, or its successor (the "Insurance Trustee"), for the benefit of the Holders, that portion of the principal of and interest on the above-described obligations (the "Obligations") which shall become Due for Payment but shall be unpaid by reason of Nonpayment by the Obligor.

Ambac will make such payments to the Insurance Trustee within one (1) business day following written notification to Ambac of Nonpayment. Upon a Holder's presentation and surrender to the Insurance Trustee of such unpaid Obligations or related coupons, uncanceled and in bearer form and free of any adverse claim, the Insurance Trustee will disburse to the Holder the amount of principal and interest which is then Due for Payment but is unpaid. Upon such disbursement, Ambac shall become the owner of the surrendered Obligations and/or coupons and shall be fully subrogated to all of the Holders rights to payment thereon.

In cases where the Obligations are issued in registered form, the Insurance Trustee shall disburse principal to a Holder only upon presentation and surrender to the Insurance Trustee of the unpaid Obligation, uncanceled and free of any adverse claim, together with an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee duly executed by the Holder or such Holder's duly authorized representative, so as to permit ownership of such Obligation to be registered in the name of Ambac or its nominee. The Insurance Trustee shall disburse interest to a Holder of a registered Obligation only upon presentation to the Insurance Trustee of proof that the claimant is the person entitled to the payment of interest on the Obligation and delivery to the Insurance Trustee of an instrument of assignment, in form satisfactory to Ambac and the Insurance Trustee, duly executed by the Holder or such Holder's duly authorized representative, transferring to Ambac all rights under such Obligations to receive the interest in respect of which the insurance disbursement was made. Ambac shall be subrogated to all of the Holders' rights to payment on registered Obligations to the extent of any insurance disbursements so made.

In the event that a trustee or paying agent for the Obligations has notice that any payment of principal of or interest on an Obligation which has become Due for Payment and which is made to a Holder by or on behalf of the Obligor has been deemed a preferential transfer and therefore recovered from the holder pursuant to the United States Bankruptcy Code in accordance with a final, nonappealable order of a court of competent jurisdiction, such Holder will be entitled to payment from Ambac to the extent of such recovery if sufficient funds are not otherwise available.

As used herein, the term "Holder" means any person other than (i) the Obligor or
(ii) any person whose obligations constitute the underlying security or source of payment for the Obligations who, at the time of Nonpayment, is the owner of an Obligation or of a coupon relating to an Obligation. As used herein, "Due for Payment", when referring to the principal of Obligations, is when the scheduled maturity date or mandatory redemption date for the application of a required sinking fund installment has been reached and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by application of required sinking fund installment), acceleration or other advancement of maturity; and, when referring to interest on the Obligations, is when the scheduled date for payment of interest has been reached. As used herein, "Nonpayment" means the failure of the Obligor to have provided sufficient funds to the trustee or paying agent for payment in full of all principal of and interest on the Obligations which are Due for Payment.

This Policy is noncancelable. The premium on this Policy is not refundable for any reason, including payment of the Obligations prior to maturity. This Policy does not insure against loss of any prepayment or other acceleration payment which at any time may become due in respect of any Obligation, other than at the sole option of Ambac, nor against any risk other than Nonpayment.

In witness whereof, Ambac has caused this Policy to be affixed with a facsimile of its corporate seal and to be signed by its duly authorized officers in facsimile to become effective as its original seal and signatures and binding upon Ambac by virtue of the countersignature of its duly authorized representative.


President                                              Secretary
                              (SEAL)


Effective Date:                                        Authorized Representative


THE BANK OF NEW YORK acknowledges
that it has agreed to perform the
duties of Insurance Trustee under
this Policy.


                                        Authorized Officer of Insurance Trustee

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                                  $100,000,000

                                   (GPC LOGO)

          SERIES H 6.70% SENIOR INSURED QUARTERLY NOTES (IQ NOTES(SM))
                               DUE MARCH 1, 2011

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------

                          EDWARD D. JONES & CO., L.P.

                           A.G. EDWARDS & SONS, INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                               FEBRUARY 16, 2001

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